UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release re TAT Technologies Corporate Presentation.

ITEM 1

TAT Technologies Corporate Presentation

GEDERA, Israel, Tuesday, June 28, 2011 --- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, presents its corporate presentation which is available on its website: http://www.tat-technologies.com/template/default.aspx?catId=6&PageId=54 .

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 37% of the equity of First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site: www.tat-technologies.com

Contact:

Miri Segal-Scharia	Yaron Shalem

MS-IR LLC	CFO

Tel: 1-917-607-8654	Tel: +972-88628501

msegal@ms-ir.com	yarons@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: June 28, 2011

TAT Technologies
Corporate Presentation - June 2011

This presentation may contain certain forward-looking statements within the meaning of the “safe harbor”
provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,”
“targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in
Israel.
Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward
-looking statements.
Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK
FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.
Forward Looking Statements

TAT Group - Business Card
• World leader in design, manufacturing and maintenance of
 aviation components
• Vast international operation in its operating businesses:
 ✓ Heat Management Solutions
 • Design and Manufacturing (OEM)
 • Maintenance, repair and overhaul (MRO)
 ✓ MRO Services of aviation components
 ✓ OEM of Electric Motion Systems
• Global presence
 ✓ 600 employees in 4 manufacturing facilities in Israel and the
                           U.S.
 ✓ Highly capable engineering centers
 ✓ Marketing and sales round the globe
 ✓ Distribution capabilities (through FAvS)

• Traded on NASDAQ (TATT) since 1987 and on TASE since 2005
• Balance operations - Commercial/Defense; OEM/MRO; By Geography
• Revenues in FY2010: $80M’
  in Q1/2011: $21M’
• Cash - $36M’ (as of March 31, 2011);
 Cash net of debt - $26M’ (as of March 31, 2011)
• Shareholders’ equity - $90M’ (as of March 31, 2011)
• Backlog of approximately $50M’ (as of March 31, 2011)
 ($27M’ expected to be realized through December 31, 2011)
• Long term engagements with many of its customers
TAT Group - Business Card

Highlights
•  Anti Icing valves for U.S. Army Helicopters - approximately $20M’ over 5 years
•  New MRO contracts for Piedmont and Limco - Austrian Airlines, Delta, Allicance
•  F35 heat exchanges for Lockheed Martin and Hamilton Sundstrand
•  F16 TPU MRO for Honeywell
•  Electric Motion Systems - projects with the Israeli MOD
Reorganization
•  Focusing on the core business while selling Parts and Propellers operations
•  Building marketing team
•  Enhancing joint development programs for Gedera and Limco
•  Acquiring new capabilities for the MRO of aviation components business
•  Improving manufacturing and operating processes (Lean)
•  Synergy between the group’s companies
TAT Group - Recent Developments

ISAL ישאל
TAT industries
TAT Technologies
Bental Motion Systems
Limco Airepair
Piedmont Aviation Component Services
FAvS
API
AEROSPACE PRODUCTS INTERNATIONAL

43%
70%
100%
100%
40%*
10%
80%
Traded on TASE
Traded on TASE/NASDAQ
6
TAT Group - Ownership Stracture
* Affiliated company: Revenues in
FY2011 - approximately $120M’

TAT Group - Senior Management
Rimon Ben Shaul - Chairman of the Board
•  In position since April 2011
•  Board member in Nice Systems, Mind CTI
•  Prior experience : CEO - Polar Communication
   CEO - Clal Industries and Investments
Dr. Shmuel Fledel - CEO
•  In position since May 2008
•  Prior experience: VP Maintenance and Engineering - El-Al Israel Airlines
  CEO - Cyclone Aviation Products (Elbit group)
Yaron Shalem - CFO
•  In position since August 2008
•  Prior experience : CFO - Organitech Inc.
  CFO - Arelnet Ltd. (Airspan Israel)

TAT Technologies

Piedmont Aviation
Limco
FAvS API
Aerospace Turbine Rotables, Inc.
PIEDMONT PROPULSION SYSTEMS, LLC
TAT
Bental

TAT Group - Global Presence
Distribution Centers (FAvS)
MRO; OEM
Distribution
OEM; MRO
Engineering center
Production lines

TAT Technologies

Honeywell
Bell Helicopter
A Textron Company
LOCKHEED MARTIN
LIEBHERR
BOMBARDIER
EADS
Cessna
Elbit Systems Ltd
RAFAEL
IAI
भारत इलेक्ट्रॉनिक्स
BHARAT ELECTRONICS
THALES
Diamond AIRCRAFT
BOEING
Raytheon
TELEDYNE
SPECK
ST Aerospace
SAFRAN
Snecma
L3 communications
SELEX GALILEO
PILATUS
LIG
EMBRAER
DACC CUSTOM COMPOSITES
Parker

Lufthansa
QANTAS
SINGAPORE AIRLINES
KLM
SAS
swissair
AIRFRANCE
ELAL אל על
AmericanAirlines
DELTA
U·S AIRWAYS

Honeywell
STORK Fokker
Lufthansa Technik
Hamilton Sundstrand
EADS
SR Technics
Hangda

U.S. AIR FORCE
UNITED STATES NAVY
NATO

OEM
Air Lines
Service centers
Air Forces
Respective Customer Base

MRO
50%
OEM
50%

DEFENSE
50%
COMMERCIAL
50%

ASIA
10%
NORTH & SOUTH AMERICA
40%
EUROPE
20%
ISRAEL
30%

LAND
20%
AIRBORNE
80%

Balanced operation - by Geography; by Industry
Break down of FY 2010 revenues - 80M$  (Percentages are rounded)

Build To Spec
OEM Production
After Market Distribution PMA
MRO Services

ISO 9001
BOEING
LOCKHEED MARTIN
AS 9100

QUALITY MONTH 2010

LOCKHEED MARTIN AERONAUTICS COMPANY

RECOGNIZES

TAT TECHNOLOGIES LTD.

FOR 100% QUALITY PERFORMANCE OVER THE PAST 12 MONTHS

"RIGHT THE FIRST TIME AND ALL THE TIME QUALITY"

TOP SHOP OneAero 2008
TOP SHOP OneAero 2009
TOP SHOP OneAero 2010
TOP SHOP 2011 OneAero MRO

Capabilities and Expertise
Authorized Repair Station
• Honeywell
• Hamilton
• Hartzel
Certifications
• AS 9100
• ISO 9001
• Preferred Supplier in:
 Boeing, Lockheed Martin
• Aviation Authorities Certifications:
 (FAA, EASA, DGAC, Thai, CAAV

• Organic growth in core businesses - Heat Management Solutions
 ✓ Enter new platforms - Aviation and Ground
 ✓ Move up the value chain - from products to systems
 ✓ Expand MRO capabilities for new heat exchange products
 ✓ Penetrate additional countries
 ✓ Enhance joint operation Gedera-Limco
• Organic growth in the business of Electrical Motion Systems
• Expand capabilities of MRO of aviation components business
• Increase market share with strategic customers in the U.S. and Europe
• Increase market share with military customers
• Expand operation in complementary business -
 ground air-conditions; flow control accessories
• Pursue synergetic M&A in the core business
Strategy - Organic Growth and M&A

Bombardier CRJ
Cessna Citation
Piper Jet
Boeing 747
ATR
Airbus A340
Boeing 767
Boeing 777
V-22
F-16
Boeing 737
Commercial

Defense
Heat Management Solutions - OEM

Heat Management Solutions
Systems/Sub Systems
New Cold Plates for
Electronic Systems
After Market MRO
of Heat Exchangers
Developing Heat Exchangers for
new Aviation/Ground platforms

Heat Management Solutions - OEM

New Actuators
Electric APU

Electrical Motion Solutions - OEM
Growth Engines

Armor Vehicles
New Platforms
Joint ventures

Freon Cooling Systems - OEM
Growth Engines

Landing Gear - New Models
APU - New Models

Growth Engines
Maintenance Repair and Overhaul

Aviation Market - trends

TAT Technologies
Passenger traffic (monthly ASKs year-over-year)
16%
12%
8%
4%
0%
-4%
-8%
-12%
United States
Western Europe
Emerging Economies*
J M M J S N J M M J S N J M M J S N J M M J S N
2007
2008
2009
2010
Traffic up 13.7%
Traffic up 5.4% 4.9%

Source: Airbus 2011

Market Trends - All Regions are Growing

Expanding regions
China
India
Middle East
Asia*
Africa
CIS
Latin America
Eastern Europe
5.8 billion people 2009
Yearly RPK growth 2009 -2029
+ 6.1%
Maturing Regions
Western Europe
North America
Japan
Australasia
1.0 billion people 2009
+ 3.7%

Source: Airbus 2011

Market Trends - Demand for Air Travel Expects to Increase

Chart 2
World Jet Fleet Evolution
Number of Aircraft (30 to 120-Seat Segment)

7,780
3,495
3,380
905
4,285
2009
2029

Source: Embraer

Chart 3
World Turboprop Fleet Evolution
Number of Aircraft (30+ Seat Segment)

3,085
955
1,310
820
2,130
2009
2029
Growth
Replacement
Retained

Source: Embraer

Source: Embraer 2011

Market Trends - Air Fleets Expect to Grow

TAT
Technologies
5,000
0
Myanmar(a)
Laos(a)
$350,000
$300,000
$250,000
TOTAL ASSETS
(IN 000's)
cent of GDP

Financial Highlights

100
90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
2008
2009
2010
Q1/2011
30.7
33.2
49.6
77.6
88.7
103
83
80
21.4
Revenues

PPS *
PPS *
PPS *
PPS *

Constant Growth in Revenues
* Commencing FY2010 - without Parts services and Propellers MRO businesses which were contributed to FAvS

90,000
75,000
60,000
45,000
30,000
15,000
-

Revenues	83,091	79,755	21,402
GP	16,196	18,567	5,710
OP	1,218	1,609	2,094
Net profit	1,753	862	1,502
EBITDA	5,200	4,989	2,914

2009
2010
Q1/2011
24
Strong & Solid Financials - P&L
• 2009 - Reorganization
• 2010 - presented after adjusting one time events (Non GAAP) - (i) $3.5M’ Inventory write down; (ii) $4.2M’ Impairment of Goodwill and Intangibles; (iii) $3.0M’
 Write down on investment in FAvS, net of tax.

140,000
120,000
100,000
80,000
60,000
40,000
20,000
0

Total assets	124,491	121,526	123,113
Equity	94,866	88,259	89,936
Working capital	79,458	70,462	72,532

2009
2010
Q1/2011

Strong & Solid Financials - Balance Sheet

Summary
• World leader in design, manufacturing and maintenance of
 aviation components
• Experienced management team
• Growing markets
• Strong, stable, tier one customers
• Balance operations - Commercial/Defense; OEM/MRO; By
 Geography
• Long term engagement with many of its customers
• Strong, solid financials

TAT
Technologies

When it comes to Heat Transfer, nothing is too hot for us.

Thank You